UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. __)*

FORTRESS FINANCIAL GROUP, INC. / WY
 (Name of Issuer)

Common Stock, par value $.0001 per share
(Title and Class of Securities)

34958T 107
(CUSIP Number)

SLOANE INVESTMENTS, INC.

Renasa House, 170 Oxford Road, Melrose, Johannesburg,
Gauteng, Republic of South Africa 2196
Tel: + 27 11 380-3000
---------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 28, 2010
----------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34958T 107

1       Names of Reporting Persons.   SLOANE INVESTMENTS, INC.
         I.R.S. Identification Nos. of above persons (entities only): 98-0562470

2       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) [ ]
         (b) |X|

3       SEC Use Only

  4     Source of Funds (See Instructions)
         OO

 5      Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)  [ ]

  6     Citizenship or Place of Organization
         Incorporated in the State of Wyoming, USA.

	7	Sole Voting Power
17,645,966,686
Number of Shares
Beneficially	8	Shared Voting Power
Owned
	9	Sole Dispositive Power
17,645,966,686

	10	Shared Dispositive Power

11       Aggregate Amount Beneficially Owned by Each Reporting Person
           Reporting Person: 17,645,966,686

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions) [ ]

13       Percent of Class Represented by Amount in Row (11)         23.59%

14       Type of Reporting Person (See Instructions)                          CO

ITEM 1.  SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the "COMMON  STOCK") of  Fortress Financial Group, Inc.,  a Wyoming  corporation  (the "ISSUER").  The address of the executive offices of the Issuer is 848 N. Rainbow Blvd., #3003, Las Vegas, Nevada 89107.

ITEM 2.  IDENTITY AND BACKGROUND

(a-f) This Schedule 13D is being filed by SLOANE INVESTMENTS, INC. (the “REPORTING PERSON").  The director, executive officer and control person of the Reporting Person is Mr. Ronald Yadin Lowenthal.

Ronald Yadin Lowenthal, a citizen of the United Kingdom, has a principal business address of Renasa House, 170 Oxford Road, Melrose, Johannesburg, Gauteng, 2196, Republic of South Africa. His principal occupation is that of Mining and Financial Services. Mr. Lowenthal was for many years, a principal of a Stock broking firm in South Africa.

The Reporting Person is a Wyoming corporation, with a business address of c/o Mr. R Y Lowenthal, Renasa House, 170 Oxford Road, Melrose, Johannesburg, Gauteng, 2196, Republic of South Africa.

During  the past five  years,  neither  the  Reporting  Person nor Mr. Lowenthal have been: (i) convicted in any criminal proceeding,  or (ii) a party to any civil proceeding commenced before a judicial or  administrative  body  of  competent  jurisdiction  and as a  result  of such proceeding was or is now subject to a judgment,  decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The source of the consideration used to purchase the Common Stock on June 29, 2010 was issuance of notes of the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

The Reporting Person has acquired the Common Stock reported by it for investment and it has sole investment power and voting power with respect to the Common Stock reported by it. The Reporting Person acquired the Common Stock because it considered the Common Stock to be an attractive investment opportunity.  The Reporting Person may make further acquisitions of Common Stock from time to time or to dispose of any or all of the shares of Common Stock held by it at any time.

The Reporting Person may consider or consummate an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.  The Reporting Person may also consider or consummate a purchase of a material amount of assets of the issuer or any of its subsidiaries.

The Reporting Person intends continuously to review its investment in the Issuer and may in the future change its present course of action. Depending upon a variety of factors,  including,  without  limitation,  current and anticipated future trading prices of the Common Stock or other securities of the Issuer, the financial  condition,  results of  operations  and  prospects  of the Issuer and general economic, financial market and industry conditions, the Reporting Person may  cause  the sale of all or part of the  Shares  held by it, or may cause the purchase of additional  Shares or other  securities of the Issuer,  in privately negotiated  transactions,  as part of a cash tender offer or exchange  offer, or otherwise.  Any such purchases or sales may be made at any time without prior notice. Depending upon the foregoing factors or other factors not listed herein, the  Reporting  Person may formulate  other  purposes,  plans or proposals  with respect  to the  Issuer,  the Common  Stock or other  equity  securities  of the Issuer.

The  foregoing  is  subject  to  change  at any  time,  and there can be no assurance  that the  Reporting  Person  will take any of the  actions  set forth above.  Except  as  otherwise  described  in this Item 4, the  Reporting  Person currently has no plan or proposal  which relates to, or would result,  in any of the events or  transactions  described in Item 4(a) through (j) of Schedule 13D, although the  Reporting  Person  reserves  the right to formulate  such plans or proposals in the future.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date of this Schedule 13D, the Reporting Person beneficially owns 17,645,966,686 shares of Common Stock (the "SHARES").  The Reporting Person has sole voting and dispositive power over such holdings.  As of June 29, 2010,  the  Shares  represented  23.59%  of the  approximate  total 74,813,049,643 shares of Common Stock  outstanding  as  previously  reported by the Issuer.

     (b) The Reporting  Person holds sole voting and dispositive  power over the [16,000,000,000] shares of Common Stock held by the Reporting Person.

     (c) Within the last seven days, the Reporting Person, made the following acquisitions of the Common Stock in privately negotiated transactions at the prices indicated:

DATE	NO. OF SHARES ACQUIRED	PRICE PER SHARE

June 28, 2010	17,645,966,686	US$0.0035

     (d) Other than the Reporting Person, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not Applicable

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Not Applicable

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Not applicable.

S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

SLOANE INVESTMENTS, INC.

Date: June 30, 2010	By:	/s/ Ronald Yadin Lowenthal
Name: Ronald Yadin Lowenthal
Title: President